UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

2 – 53016 Hwy 60

Acheson, Alberta T7X 5A7

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended September 30, 2012.

2.	Management’s Discussion and Analysis for the three and six months ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: October 31, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three and six months ended September 30, 2012

(Expressed in thousands of Canadian Dollars)

(Unaudited)

NORTH AMERICAN
ENERGY PARTNERS INC.

innovation at work

1

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	September 30, 2012	March 31, 2012
Assets
Current assets
Cash and cash equivalents	$3,825	$1,400
Accounts receivable (net of allowance for doubtful accounts of $185, March 31, 2012 – $210)	143,437	214,129
Unbilled revenue (note 4)	90,398	86,859
Inventories	13,381	11,855
Prepaid expenses and deposits	6,822	6,315
Investment in and advances to unconsolidated joint venture	–	1,574
Deferred tax assets	2,978	2,991
	260,841	325,123
Other assets	18,575	21,743
Property, plant and equipment (net of accumulated depreciation of $207,925, March 31, 2012 – $213,497)	339,693	312,775
Goodwill	32,901	32,901
Deferred tax assets	56,365	57,451
Total assets	$708,375	$749,993
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$116,041	$171,130
Accrued liabilities	25,502	36,795
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	9,323	7,514
Current portion of long term debt (note 5(a))	41,012	14,402
Current portion of derivative financial instruments (note 8(a))	3,346	3,220
Deferred tax liabilities	19,018	21,512
	214,242	254,573
Long term debt (note 5(a))	303,187	300,066
Derivative financial instruments (note 8(a))	3,882	5,926
Other long term obligations	4,700	8,860
Deferred tax liabilities	54,742	52,788
	580,753	622,213
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2012 – 36,251,006 (March 31, 2012 – 36,251,006)) (note 6)	304,908	304,908
Additional paid-in capital	10,001	8,711
Deficit	(187,236)	(185,820)
Accumulated other comprehensive loss	(51)	(19)
	127,622	127,780
Total liabilities and shareholders’ equity	$708,375	$749,993

Contingencies (note 12)

See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Revenue	$204,191	$245,386	$440,113	$439,409
Project costs	118,888	144,060	251,828	238,869
Equipment costs	39,455	46,886	103,543	109,500
Equipment operating lease expense	11,232	13,035	21,972	33,428
Depreciation	8,702	8,024	18,668	17,620
Gross profit	25,914	33,381	44,102	39,992
General and administrative expenses	10,580	14,001	28,298	24,602
Loss on disposal of property plant and equipment	592	30	367	428
Loss (gain) on disposal of assets held for sale	8	(496)	(70)	(496)
Amortization of intangible assets	1,481	1,411	2,625	3,289
Equity in loss (earnings) of unconsolidated joint venture	–	152	(596)	(445)
Operating income before the undernoted	13,253	18,283	13,478	12,614
Interest expense, net (note 7)	8,221	7,548	15,967	14,925
Foreign exchange loss (gain)	8	21	116	(64)
Unrealized (gain) loss on derivative financial instruments (note 8(b))	(1,896)	1,769	(1,918)	1,432
Income (loss) before income taxes	6,920	8,945	(687)	(3,679)
Income tax expense (benefit) (note 9(c)):
Current	(342)	(1,879)	170	(1,644)
Deferred	3,552	4,205	559	360
Net income (loss)	3,710	6,619	(1,416)	(2,395)
Other comprehensive (loss) income
Unrealized foreign currency translation (loss) gain	(68)	107	(32)	96
Comprehensive income (loss)	3,642	6,726	(1,448)	(2,299)
Per share information
Net income (loss) - basic (note 6)	$0.10	$0.18	$(0.04)	$(0.07)
Net income (loss) - diluted (note 6)	$0.10	$0.18	$(0.04)	$(0.07)

See accompanying notes to interim consolidated financial statements.

3

Interim Consolidated Statements of Changes in

Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	–	–	(2,395)	–	(2,395)
Unrealized foreign currency translation gain	–	–	–	96	96
Share option plan	–	694	–	–	694
Reclassified to restricted share unit liability	–	(121)	–	–	(121)
Stock award plan	–	172	–	–	172
Exercised stock options	42	(14)	–	–	28
Repurchase of shares to settle stock award plan	–	(350)	(90)	–	(440)
Senior executive stock option plan	–	428	–	–	428
Balance at September 30, 2011	$304,896	$7,816	$(167,021)	$37	$145,728
Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net loss	–	–	(1,416)	–	(1,416)
Unrealized foreign currency translation gain	–	–	–	(32)	(32)
Share option plan	–	583	–	–	583
Stock award plan	–	14	–	–	14
Repurchase of shares to settle stock award plan	–	(148)	–	–	(148)
Senior executive stock option plan	–	841	–	–	841
Balance as at September 30, 2012	$304,908	$10,001	$(187,236)	$(51)	$127,622

See accompanying notes to interim consolidated financial statements.

4

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Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$3,710	$6,619	$(1,416)	$(2,395)
Items not affecting cash:
Depreciation	8,702	8,024	18,668	17,620
Equity in loss (earnings) of unconsolidated joint venture	–	152	(596)	(445)
Amortization of intangible assets	1,481	1,411	2,625	3,289
Amortization of deferred lease inducements	(28)	(27)	(55)	(54)
Amortization of deferred financing costs (note 7)	407	379	808	812
Loss on disposal of property plant and equipment	592	30	367	428
Loss (gain) on disposal of assets held for sale	8	(496)	(70)	(496)
Unrealized (gain) loss on derivative financial instruments (note 8(b))	(1,896)	1,769	(1,918)	1,432
Stock-based compensation expense (note 11(a))	993	(121)	(116)	(3,206)
Cash settlement of restricted share unit plan (note 11(d))	–	–	(1,631)	(318)
Settlement of stock award plan (note 11(f))	–	–	(148)	(440)
Accretion of asset retirement obligation	11	9	21	19
Deferred income tax expense	3,552	4,205	559	360
Net changes in non-cash working capital (note 9(b))	10,124	(47,903)	3,565	(40,575)
	27,656	(25,949)	20,663	(23,969)
Investing activities:
Purchase of property, plant and equipment	(12,970)	(12,857)	(19,756)	(14,595)
Additions to intangible assets	(1,226)	(781)	(1,924)	(1,583)
Proceeds on wind up of unconsolidated joint venture	–	–	2,170	–
Proceeds on disposal of property, plant and equipment	2,099	46	7,111	78
Proceeds on disposal of assets held for sale	1,504	550	1,660	550
	(10,593)	(13,042)	(10,739)	(15,550)
Financing activities:
Repayment of credit facilities	(91,200)	(28,418)	(194,021)	(56,495)
Increase in credit facilities	80,000	68,000	190,000	98,000
Financing costs	(439)	–	(439)	(60)
Proceeds from stock options exercised (note 11(b))	–	–	–	28
Repayment of capital lease obligations	(1,622)	(1,108)	(3,007)	(2,224)
	13,261	38,474	7,467	39,249
Increase (decrease) in cash and cash equivalents	3,802	(517)	2,457	(270)
Effect of exchange rate on changes in cash and cash equivalents	(68)	107	(32)	96
Cash and cash equivalents, beginning of period	91	958	1,400	722
Cash and cash equivalents, end of period	$3,825	$548	$3,825	$548

Supplemental cash flow information (note 9(a))

See accompanying notes to interim consolidated financial statements.

5

Notes to Interim Consolidated Financial Statements

For the three and six months ended September 30, 2012

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1) Nature of operations

The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2) Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.

3) Recent accounting pronouncements

a) Accounting pronouncements recently adopted

There have been no recently adopted accounting pronouncements during the three and six months ended September 30, 2012, as compared to the recently adopted accounting pronouncements described in the Company’s Annual Report on Form 40-F, that are of significance, or of potential significance to the Company.

b) Issued accounting pronouncements not yet adopted

i) Intangibles - Goodwill and Other

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides companies with the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If the Company concludes that it is more likely than not that the asset is impaired, it is required to determine the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying value in accordance with current accounting standards. If the Company concludes otherwise, no further quantitative assessment is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

4) Unbilled revenue

As of September 30, 2012, an amount of $17,308 (March 31, 2012—$18,302) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2012, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

5) Long term debt

a) Long term debt amounts are as follows:

Current:
	September 30, 2012	March 31, 2012
Credit facilities (note 5(b))	$29,418	$10,000
Capital lease obligations	11,594	4,402
	$41,012	$14,402

Long term:

	September 30, 2012	March 31, 2012
Credit facilities (note 5(b))	$45,328	$68,767
Capital lease obligations	32,859	6,299
Series 1 Debentures (note 5(c))	225,000	225,000
	$303,187	$300,066

6

NOA

b) Credit Facilities

	September 30, 2012	March 31, 2012
Term A Facility	$19,076	$20,950
Term B Facility	25,670	37,496
Total term facilities	$44,746	$58,446
Revolving Facility	30,000	20,321
Total credit facilities	$74,746	$78,767
Less: current portion of term facilities	(29,418)	(10,000)
	$45,328	$68,767

As of September 30, 2012, the Company had outstanding borrowings of $44.7 million (March 31, 2012 – $58.4 million) under the Term Facilities, $30.0 million (March 31, 2012—$20.3 million) under the Revolving Facility and had issued $5.1 million (March 31, 2012 – $15.0 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The $85.0 million in funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $49.9 million at September 30, 2012.

On September 28, 2012, the Company entered into a Fourth Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014 provided the Company repays the Term B facility in full by April 30, 2013. If repayment of the Term B facility does not occur by April 2013, all amounts outstanding under the credit agreement are to be repaid by October 2013. The amendment requires that net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in the Company’s first quarter filings, will be used to pay down the Term B portion of the credit facility. Following repayment of the Term B portion, 50 per cent of net proceeds from any subsequent asset sales will be used to reduce the existing Term A facility. On September 28, 2012, $8.7 million of net proceeds from asset sales executed in the three months ended June 30, 2012 was applied against the Term B Facility.

The Term Facilities require scheduled principal repayments of $2.5 million paid on the last day of each quarter commencing June 30, 2010 and continuing until the earlier of the maturity date or when the Term Facilities have been permanently repaid. The Company has classified the amounts contractually due under the Term Facilities over the next twelve months as current. Outstanding amounts may be prepaid under the amended Credit Facility in whole or in part at any time without premium or penalty.

The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. Under the terms of the amended agreement the Company will be able to increase its capital leasing capacity from $30.0 million to $75.0 million, supporting the Company’s planned conversion of up to $50.0 million of existing operating leases into capital leases. This amendment is also accompanied by restrictions on net capital expenditures that can be made by the Company through the term of the agreement.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at September 30, 2012 was 7.55%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and as at September 30, 2012 the Company was in compliance with both the standard and the amended covenants.

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

7

6) Net income (loss) per share

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Net income (loss) to common shareholders	$3,710	$6,619	($1,416)	($2,395)
Weighted average number of common shares (no dilutive effect)	36,251,006	36,249,086	36,251,006	36,248,227
Basic net income (loss) per share	$0.10	$0.18	($0.04)	($0.07)

For both the three and six months ended September 30, 2012, there were 3,065,414 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three and six months ended September 30, 2011 – 1,050,150 and 1,605,274 stock options respectively and nil and 100,000 stock awards, respectively).

7) Interest expense

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Interest on capital lease obligations	$198	$116	$384	$254
Amortization of deferred financing costs	407	379	808	812
Interest on credit facilities	1,919	1,805	3,909	3,267
Interest on Series 1 Debentures	5,133	5,133	10,266	10,266
Interest on long term debt	$7,657	$7,433	$15,367	$14,599
Other interest	564	115	600	326
	$8,221	$7,548	$15,967	$14,925

8) Derivative financial instruments

a) Derivative financial instruments in the consolidated balance sheets are comprised of the following:

September 30, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$ 7,228
Less: current portion	(3,346)
$ 3,882

March 31, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$ 9,146
Less: current portion	(3,220)
$ 5,926

b) The unrealized (gain) loss on derivative financial instruments is comprised of the following:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Unrealized gain on embedded price escalation features in a long term customer construction contract	$–	$(987)	$–	$(1,242)
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(1,896)	2,756	(1,918)	2,674
	$(1,896)	$1,769	$(1,918)	$1,432

8

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9) Other information

a) Supplemental cash flow information

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Cash paid during the period for:
Interest	$2,233	$971	$14,784	$12,947
Income taxes	1,400	23	4,820	1,165
Cash received during the period for:
Interest	–	–	6	–
Income taxes	47	36	47	36
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	36,127	–	36,759	386
Addition to assets held for sale	(257)	–	(257)	–
Net change in accounts payable related to purchase of property, plant and equipment	(8,436)	(3,815)	(964)	1,153
Net change in long term portion of equipment lease liabilities related to purchase of property, plant and equipment	(2,230)	–	(2,230)	–
Net change in accrued liabilities related to current portion of RSU liability	43	(120)	(1,657)	1,799
Net change in accrued liabilities related to current portion of DDSU liability	183	–	183	–

b) Net change in non-cash working capital

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Operating activities:
Accounts receivable, net	$1,254	$(67,313)	$70,692	$(28,595)
Unbilled revenue	28,112	(12,224)	(3,539)	(26,745)
Inventories	1,308	(4,315)	(1,526)	(7,603)
Prepaid expenses and deposits	1,585	443	258	(2,305)
Accounts payable	(17,906)	23,597	(54,125)	23,056
Accrued liabilities	(5,065)	11,647	(9,819)	3,961
Long term portion of liabilities related to equipment leases	860	(5,927)	(185)	(7,613)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(24)	6,189	1,809	5,269
	$10,124	$(47,903)	$3,565	$(40,575)

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2012 differs from the statutory rate of 25.13% primarily due to the effect of permanent differences and prior year current tax adjustments. Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2011 differs from the statutory rate of 26.25% primarily due to the effect of permanent differences, effect of changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008.

10) Segmented information

a) General overview

Effective April 1, 2012, the Company restructured its reportable business segments to better reflect the organization, management and reporting structure within the Company. Previously the Company defined reportable operating segments based on the type of work performed by the operating segments. The comparative results have been restated to conform to the new segment presentation.

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

9

•	Commercial and Industrial Construction:

The Commercial and Industrial Construction segment provides deep foundation piling construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally. The segment also provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2012.

b) Results by business segment

	Three months ended September 30, 2012			Three months ended September 30, 2011
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Revenue from external customers	$116,582	$87,609	$204,191	$159,305	$86,081	$245,386
Depreciation of property, plant and equipment	6,123	641	6,764	5,574	884	6,458
Segment profit	10,370	16,958	27,328	18,350	15,902	34,252
Capital expenditures	12,906	557	13,463	3,764	5,493	9,257

	Six months ended September 30, 2012			Six months ended September 30, 2011
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Revenue from external customers	$282,032	$158,081	$440,113	$322,696	$116,713	$439,409
Depreciation of property, plant and equipment	13,936	1,503	15,439	12,150	1,304	13,454
Segment profit	19,018	27,434	46,452	26,873	16,094	42,967
Capital expenditures	15,973	2,316	18,289	4,115	6,318	10,433

	As at September 30, 2012			As at March 31, 2012
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Segment assets	$375,935	$229,813	$605,748	$414,253	$225,105	$639,358

c) Reconciliations

i) Income (loss) before income taxes

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Total profit for reportable segments	$27,328	$34,252	$46,452	$42,967
Less: Unallocated equipment costs (‡)	1,414	871	2,350	2,975
Gross Profit	$25,914	$33,381	$44,102	$39,992
Less: unallocated corporate items:
General and administrative expenses	10,580	14,001	28,298	24,602
Loss on disposal of property, plant and equipment	592	30	367	428
Loss (gain) on disposal of assets held for sale	8	(496)	(70)	(496)
Amortization of intangible assets	1,481	1,411	2,625	3,289
Equity in loss (earnings) of unconsolidated joint venture	–	152	(596)	(445)
Interest expense, net	8,221	7,548	15,967	14,925
Foreign exchange loss (gain)	8	21	116	(64)
Unrealized (gain) loss on derivative financial instruments	(1,896)	1,769	(1,918)	1,432
Income (loss) before income taxes	$6,920	$8,945	$(687)	$(3,679)
(‡)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments.

10

NOA

ii) Total assets

	September 30, 2012	March 31, 2012
Corporate assets:
Cash and cash equivalents	$3,825	$1,400
Property, plant and equipment	18,774	23,017
Deferred tax assets	59,343	60,442
Other	20,685	25,776
Total corporate assets	$102,627	$110,635
Total assets for reportable segments	605,748	639,358
Total assets	$708,375	$749,993

The Company’s goodwill of $32,901 is assigned to the Piling segment. All of the Company’s assets are located in Canada and the United States.

iii) Depreciation of property, plant and equipment

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Total depreciation for reportable segments	$6,764	$6,458	$15,439	$13,454
Depreciation for corporate assets	1,938	1,566	3,229	4,166
Total depreciation	$8,702	$8,024	$18,668	$17,620

iv) Capital expenditures for long-lived assets

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Total capital expenditures for reportable segments	$13,463	$9,257	$18,289	$10,433
Capital expenditures for corporate assets	733	4,381	3,391	5,745
Total capital expenditures for long-lived assets	$14,196	$13,638	$21,680	$16,178

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Customer A	17%	6%	16%	12%
Customer B	15%	9%	15%	11%
Customer C	11%	17%	14%	15%

The revenue by major customer was primarily earned by the Heavy Construction and Mining segment.

e) Geographic information

i) The geographic revenue distribution for the Company is as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Canada	$198,373	$243,728	$428,996	$435,944
International	4,179	901	8,278	1,919
United States	1,639	757	2,839	1,546
	$204,191	$245,386	$440,113	$439,409

11

ii) The geographic distribution of long-lived assets is as follows:

	September 30, 2012	March 31, 2012
Canada	$390,957	$367,240
United States	212	179
	$391,169	$367,419

11) Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Share option plan (note 11(b))	$299	$306	$583	$694
Senior executive stock option plan (note 11(c))	–	(475)	–	(2,878)
Restricted share unit plan (note 11(d))	271	105	(250)	425
Director’s deferred stock unit plan (note 11(e))	423	(132)	(463)	(1,619)
Stock award plan (note 11(f))	–	75	14	172
	$993	$(121)	($116)	$(3,206)

b) Share option plan

	Three months ended September 30,
	2012		2011
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	2,568,394	6.99	1,632,114	9.27
Granted	727,400	2.75	–	–
Forfeited	(230,380)	(10.63)	(26,840)	(9.11)
Outstanding, end of period	3,065,414	5.71	1,605,274	9.27

	Six months ended September 30,
	2012		2011
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,834,794	8.79	1,647,474	9.25
Granted	1,517,400	2.83	–	–
Exercised(i)	–	–	(6,560)	(4.29)
Forfeited	(286,780)	(10.11)	(35,640)	(9.31)
Outstanding, end of period	3,065,414	5.71	1,605,274	9.27

(i)	All stock options exercised resulted in new common shares being issued

Cash received from the option exercises for both the three and six months ended September 30, 2012 was $nil, respectively (three and six months ended September 30, 2011 – $nil and $28, respectively).

At September 30, 2012, the weighted average remaining contractual life of outstanding options was 7.6 years (March 31, 2012 – 6.3 years). The fair value of options vested during the three and six months ended September 30, 2012 was $71 and $433, respectively (three and six months ended September 30, 2011 – $116 and $725, respectively). At September 30, 2012, the Company had 978,574 exercisable options (March 31, 2012 – 1,031,774) with a weighted average exercise price of $8.57 (March 31, 2012 – $8.82).

12

NOA

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Number of stock options granted	727,400	–	1,517,400	–
Weighted average fair value per option granted ($)	1.82	–	1.88	–
Weighted average assumptions:
Dividend yield	Nil%	–	Nil%	–
Expected volatility	74.04%	–	74.52%	–
Risk-free interest rate	1.03%	–	1.02%	–
Expected life (years)	6.37	–	6.40	–

c) Senior executive stock option plan

The fair value of 550,000 vested senior executive stock options was calculated as at September 30, 2012 assuming an expected volatility of 73.89%, a risk-free interest rate of 0.28%, an expected life of 2.61 years and no dividend yield. The weighted average fair value per option was $0.88 at September 30, 2012.

d) Restricted share unit plan

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Outstanding, beginning of period	1,404,663	1,077,041	1,175,565	382,476
Granted	–	–	625,405	520,086
Vested	–	–	(329,901)	(27,850)
Forfeited	(222,620)	(39,975)	(289,026)	(65,521)
Converted from DPSUs	–	–	–	227,875
Outstanding, end of period	1,182,043	1,037,066	1,182,043	1,037,066

At September 30, 2012, current portion of RSUs liabilities of $408 were included in accrued liabilities (March 31, 2012 – $2,066) and long term portion of RSUs liabilities of $880 were included in other long term obligations (March 31, 2012 – $1,104) in the Consolidated Balance Sheets. During the three and six months ended September 30, 2012, nil and 329,901 units vested, respectively, and were settled in cash for $nil and $1,631, respectively (three and six months ended September 30, 2011 – nil and 27,850 units vested, respectively, and were settled in cash for $nil and $318, respectively). The weighted average remaining contractual life of the RSUs outstanding at September 30, 2012 was 1.9 years (March 31, 2012 – 1.4 years).

At September 30, 2012, the redemption value of these units was $2.88/unit (March 31, 2012 – $4.91/unit). Using the redemption value at September 30, 2012, there was approximately $2,160 of total unrecognized compensation cost related to non–vested share–based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.9 years (March 31, 2012 – 1.4 years).

e) Director’s deferred stock unit plan

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Outstanding, beginning of period	557,070	363,591	465,266	337,018
Issued	75,496	30,595	167,300	57,168
Outstanding, end of period	632,566	394,186	632,566	394,186

At September 30, 2012, the redemption value of these units was $2.88/unit (March 31, 2012 – $4.91/unit). At September 30, 2012, the current portion of DDSU liabilities of $183 were included in accrued liabilities (March 31, 2012 - $nil) and the long term portion of DDSU liabilities of $1,639 were included in other long term obligations (March 31, 2012 - $2,284) in the Consolidated Balance Sheets. There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

f) Stock award plan

During the three months ended June 30, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148. As at September 30, 2012 there were no Stock Award Plan units outstanding.

12) Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

13

13) Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining segment declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

14) Claims revenue

Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Heavy Construction and Mining	$4,077	$1,733	$6,023	$2,446
Commercial and Industrial Construction	1,843	7,112	6,450	8,103
	$5,920	$8,845	$12,473	$10,549

15) Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

14

NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three and six months ended September 30, 2012

NOA

1

Management’s Discussion and Analysis

For the three and six months ended September 30, 2012

A. EXPLANATORY NOTES

October 31, 2012

The following Management’s Discussion and Analysis (MD&A) is as of October 31, 2012 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended September 30, 2012 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2012, together with our annual MD&A for the year ended March 31, 2012. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”).

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2011) and certain other non-cash items included in the calculation of net income.

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. In addition, our credit facility covenants provide limits on our net capital expenditures calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

[1]	Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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Consolidated EBITDA excludes unrealized foreign exchange gains as well as losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.

Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

SIGNIFICANT BUSINESS EVENTS

Amending Agreement to our Fourth Amended Credit Agreement

On September 28, 2012 we entered into a Fourth Amending Agreement to our April 30, 2010 Fourth Amended and Restated Credit Agreement2. The changes made to the credit agreement include:

•

Increase of the capital lease permitted debt limit defined in the credit agreement to $75.0 million from the previous $30.0 million limit, supporting our planned fiscal 2013 conversion of up to $50.0 million of existing operating leases into capital leases.

•	Replacement of the temporary relief to the Consolidated EBITDA related covenants provided in the March 26, 2012 Third Amending Agreement to the credit agreement with:

¡

Senior Debt Ratio (Senior Debt to trailing 12-month Consolidated EBITDA) temporarily reduced from the original “must not exceed 2.0 times” to “must not exceed 2.25 times (for the three months ending September 30, 2012)”.

¡

Interest Coverage Ratio (trailing 12-month Consolidated EBITDA to trailing 12-month Cash Interest Expense) reduced from the original “must be greater than 2.50 times” to “must be greater than 1.50 times (for the three months ended September 30 and December 31, 2012, respectively)” and “must be greater than 2.25 times (for the three months ended March 31, 2012)”.

•	Addition of the requirement to apply net asset sale proceeds to the permanent reduction and repayment of the two Term Facilities in the following order and manner:

¡	100% of the net proceeds applied to the Term B Facility until such time as it is repaid in full; and then

¡	50% of the net proceeds applied to the Term A Facility until such time as it is repaid in full.

•

Addition of the requirement to permanently reduce and repay the full balance of the Term B Facility by April 30, 2013. As at September 30, 2012, $25.7 million remains outstanding on the Term B Facility.

•	Extension of the maturity date of the credit agreement by one year to October 31, 2014.

•	Addition of the limitation on net annual capital expenditures to an amount equal to annual Consolidated EBITDA less the sum of:

¡	Scheduled annual repayments of debt;

¡	Consolidated annual cash interest expense; and

¡	Current annual taxes for the fiscal year.

We applied $8.7 million against the Term B Facility on September 28, 2012 from the net proceeds of asset sales executed in the three months ended June 30, 2012.

Refinancing of Operating Leases

During the three months ended September 30, 2012 we negotiated the refinancing of $29.9 million in heavy equipment related leases with our leasing companies. These leases were previously classified as operating lease, however with the refinancing terms these leases are now classified as capital leases. Because of this event, we recorded $29.9 million in capital lease commitments with an associated addition to property, plant and equipment (net of capitalized over hour liabilities). We expect future annual operating lease costs to be reduced by approximately $13.2 million, annual cash interest to increase by approximately $1.7 million and depreciation expense to increase in proportion to the utilization of the refinanced equipment. The refinancing will reduce our annual cash lease payments by approximately $4.2 million.¿

[2]	Our Fourth Amended and Restated Credit Agreement, which we entered into on April 30, 2010 (the “credit agreement”) provides credit facilities in the form of two Term Facilities (Term A Facility and Term B Facility) and an $85.0 Revolving Facility.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

3

Canadian Natural Contract

As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2012, we reached an agreement with Canadian Natural on March 27, 2012, related to amendments to the long-term overburden removal and mining services contract (“the Canadian Natural contract”) at the Horizon Oil Sands mine (“Horizon mine”) near Fort McMurray, Alberta. We had previously recorded a $42.5 million revenue writedown related to the Canadian Natural contract (the “revenue writedown”) for the three months and year ended March 31, 2011. The revenue writedown reduced total revenue related to the contract to the extent of total costs incurred, representing a zero profit margin and reduced unbilled revenue by the same amount. Revenue related to the Canadian Natural contract for the three months ended June 30, September 30 and December 31, 2011, respectively, were similarly recorded only to the extent of costs incurred, representing a zero profit margin for such periods.

In addition to the amending agreement, Canadian Natural committed to accelerate the buyout of approximately 30% of our assets that are contractually tied to the Canadian Natural contract (“contract-related assets”), some of which we owned outright and some of which we leased, along with all of the parts and tire-related inventory used by us on the Horizon mine site. We have realized the full $47.0 million net proceeds from this transaction as of the six months ended September 30, 2012, which was applied against our non-cash working capital specific to the recording of this transaction in the year ended March 31, 2012.

Because of the above transactions, annual operating lease and depreciation costs related to the Canadian Natural contract are expected to be approximately $10.0 million to $12.0 million lower, and we anticipate an equivalent reduction in contract revenue to reflect our lower costs.¿

Change to our Business Strategy

While some sectors of our business have thrived over the past two years, others have underperformed. In particular, our business in the oil sands, both in terms of heavy construction and mining activities, has been negatively impacted by the reduction in the price per barrel of Alberta heavy crude oil coupled with the near-term oil sands pipeline capacity short-fall. While we continue to operate on many customer sites, our oil sands fleet is currently underutilized, as our customers are reducing their outsourcing requirements and either pushing back or indefinitely postponing major growth projects. In addition, our pipeline activities have also been negatively impacted by a highly competitive contracting environment and further affected by poor weather and other issues that have hampered our ability to execute contracts profitably. As a result of these factors, we have reported weaker-than-expected financial performance over the past two years.

To help address these issues and improve our financial performance we have taken the following actions:

1.	Business Resegmentation

In an effort to optimize our cost structure and gain efficiencies, we have consolidated the management and support organization of our operations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

We have aligned our organization under this new structure and our chief operating decision makers will rely on the reporting of these two segments to allocate resources and assess the performance of these segments going forward. We began reporting our segmented results under these two business segments effective for the three months ended June 30, 2012. All prior year segment comparatives are also reported under this revised segmentation. A more detailed discussion of these new business segments can be found in “New Business Segments” in our interim MD&A for the three months ended June 30, 2012.

2.	Business Restructuring

To further streamline our organization and business processes, we have implemented a business restructuring initiative. As a result of this restructuring, we recorded a $2.5 million charge in General and Administrative (“G&A”) expense for the three months ended June 30, 2012 and a further $0.1 million charge for the three months ended September 30, 2012. A more detailed discussion of the activities related to the restructuring initiative can be found in “Significant Business Events – New Business Segments” in our interim MD&A for the three months ended June 30, 2012.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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NOA

B. FINANCIAL RESULTS

SUMMARY OF CONSOLIDATED THREE AND SIX MONTHS RESULTS

	Three months ended September 30,
(dollars in thousands, except per share amounts)	2012	% of Revenue	2011	% of Revenue	Change
Revenue	$204,191	100.0%	$245,386	100.0%	$(41,195)
Project costs	118,888	58.2%	144,060	58.7%	(25,172)
Equipment costs	39,455	19.3%	46,886	19.1%	(7,431)
Equipment operating lease expense	11,232	5.5%	13,035	5.3%	(1,803)
Depreciation	8,702	4.3%	8,024	3.3%	678
Gross profit	$25,914	12.7%	$33,381	13.6%	$(7,467)
Select information:
General and administrative expenses	10,580	5.2%	14,001	5.7%	(3,421)
Operating income	13,253	6.5%	18,283	7.5%	(5,030)
Net income	3,710	1.8%	6,619	2.7%	(2,909)
Per share information
Net income – Basic	$0.10		$0.18		$(0.08)
Net income – Diluted	0.10		0.18		(0.08)
EBITDA(1)	$25,324	12.4%	$25,928	10.6%	$(604)
Consolidated EBITDA(1) (as defined within the credit agreement)	$24,327	11.9%	$27,764	11.3%	$(3,437)

	Six months ended September 30,
(dollars in thousands, except per share amounts)	2012	% of Revenue		2011	% of Revenue		Change
Revenue	$440,113	100.0	%	$439,409	100.0	%	$704
Project costs	251,828	57.2	%	238,869	54.4	%	12,959
Equipment costs	103,543	23.5	%	109,500	24.9	%	(5,957)
Equipment operating lease expense	21,972	5.0	%	33,428	7.6	%	(11,456)
Depreciation	18,668	4.2	%	17,620	4.0	%	1,048
Gross profit	$44,102	10.0	%	$39,992	9.1	%	$4,110
Select information:
General and administrative expenses	28,298	6.4	%	24,602	5.6	%	3,696
Operating income	13,478	3.1	%	12,614	2.9	%	864
Net loss	(1,416)	-0.3	%	(2,395)	-0.5	%	979
Per share information
Net loss – Basic	$(0.04)			$(0.07)			$0.03
Net loss – Diluted	(0.04)			(0.07)			0.03
EBITDA(1)	$36,573	8.3	%	$32,155	7.3	%	$4,418
Consolidated EBITDA(1) (as defined within the credit agreement)	$34,953	7.9	%	$33,940	7.7	%	$1,013

(1)	A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows

	Three months ended September 30,		Six months ended September 30,
(dollars in thousands)	2012	2011	2012	2011
Net income (loss)	$3,710	$6,619	$(1,416)	$(2,395)
Adjustments:
Interest expense	8,221	7,548	15,967	14,925
Income tax expense (benefit)	3,210	2,326	729	(1,284)
Depreciation	8,702	8,024	18,668	17,620
Amortization of intangible assets	1,481	1,411	2,625	3,289
EBITDA	$25,324	$25,928	$36,573	$32,155
Adjustments:
Unrealized (gain) loss on derivative financial instruments	(1,896)	1,769	(1,918)	1,432
Loss on disposal of property, plant and equipment	592	30	367	428
Loss (gain) on disposal of assets held for sale	8	(496)	(70)	(496)
Stock-based compensation expense	299	381	597	866
Equity in loss (earnings) of unconsolidated joint venture	–	152	(596)	(445)
Consolidated EBITDA	$24,327	$27,764	$34,953	$33,940

5

ANALYSIS OF CONSOLIDATED RESULTS

Revenue

For the three months ended September 30, 2012, revenues were $204.2 million, $41.2 million lower than in the same period last year. Heavy Construction and Mining segment revenue in the decreased by $42.7 million compared to the previous year due to a significant drop in demand for mine support services by all our oil sands customers and project delays or deferrals as customers reassess mine plan designs and the timing of their capacity expansion projects. Increased heavy civil construction activity at the Base Plant mine, new site development activity at the Joslyn mine and Dover steam-assisted gravity drainage (“SAGD”) project along with overburden removal activity returning to normal operating levels at the Horizon mine could only partially offset the effect of the lower volumes in the segment. A small $1.5 million increase in year-over-year Commercial and Industrial Construction segment revenue was the result of strong drilled and driven piling volumes in Northern Alberta and the addition of steel construction activity at the Mt. Milligan Copper / Gold project (the “Mt. Milligan project”) offset by decreased pipeline construction revenue as we focus on profitable pipeline integrity work. Prior year Commercial and Industrial Construction segment revenue benefitted from strong pipeline construction volumes.

For the six months ended September 30, 2012, revenues increased to $440.1 million, $0.7 million higher than during the same period last year. Heavy Construction and Mining segment revenue fell $40.7 million compared to the prior year due to a significant drop in mine support services volumes across the oil sands and the delay or deferral of mine expansion and development projects, as customer’s reassessed mine plans and the timing of capacity expansion projects. Offsetting these lower results was the $41.4 million increase in Commercial and Industrial Construction revenue compared to the prior year. Strong drilled and driven piling activity on large projects in Northern Alberta along with the segment’s entry into the pipeline integrity industry and the addition of steel construction activity contributed to the revenue improvement. The segment revenue improvement also reflects the return to normal operating conditions in the current period, compared to the extreme weather conditions of the previous year.

Revenue in the prior year period was adversely affected by a series of unusual events:

•	Evacuations in the spring at Jackpine and Muskeg River mines (two weeks) and the Horizon mine (three weeks) as a result of wildfires in the region;

•	The seven-month suspension of our overburden removal activity at the Horizon mine on May 11, 2011 due to a plant fire; and

•	Adverse weather conditions in Western and Central Canada which delayed first quarter project start-ups and affected production schedules for drilled and driven piling activity.

Gross profit

For the three months ended September 30, 2012, gross profit was $25.9 million, a decrease of $7.5 million compared to the same period last year. As a percentage of revenue, gross profit margin decreased to 12.7% compared to 13.6% for the three months ended September 30, 2011. The Heavy Construction and Mining segment profit dropped $8.0 million compared to the previous year due to lower demand and reduced margins for mine support services across the oil sands. A return to profitable overburden removal activity under the amended Canadian Natural contract, compared to activity recorded at zero margin in the prior year, contributions from heavy civil construction activity and new site development activity at the Base Plant mine were not able to offset the negative profit effects of lower overburden removal and heavy civil construction volumes at other oil sands sites. The Commercial and Industrial Construction segment profit increased $1.1 million compared to the prior year as strong contributions from drilled and driven piling activity in Northern Alberta along with profitable pipeline integrity work were an improvement over prior year contributions from pipeline construction activity and large piling projects in Saskatchewan.

Project costs represented 58.2% of revenue for the three months ended September 30, 2012, compared to 58.7% for the same period last year, reflecting a higher volume of more labour-intensive piling work and heavy civil construction activities in the Heavy Construction and Mining segment.

Equipment costs represented 19.3% of revenue during the three months ended September 30, 2012, compared to 19.1% in the same period last year, reflecting the reduction in fixed equipment costs and the reduction in overburden removal related equipment costs due to the prior year purchase of certain contract-related assets (as discussed in “Significant Business Events – Canadian Natural Contract”). Heavy equipment operating hours were lower, year-over-year, due to the reduced oil sands activity resulting in $7.6 million in equipment costs that could not be recovered from projects during the three months ended September 30, 2012, compared to a $4.8 million equipment cost under recovery in the prior year. The current quarter’s under recovery was also a significant improvement over the $15.1 million under recovery of equipment costs realized for the three months ended June 30, 2012 as the severity of the second quarter under recovery was mitigated by a reduction in fixed equipment overhead and outsourced equipment maintenance expenditures, both benefits gained from our business restructuring initiative.

Equipment operating lease expense was $11.2 million during the three months ended September 30, 2012 compared to $13.0 million in the same period last year. Operating lease expense in the current period also includes a $1.0 million benefit from the reduction in over hour liability requirements driven by lower operating hours on our larger sized leased equipment. The prior year expense included a $6.0 million benefit from reduced over hour liabilities, driven mainly by the suspension of overburden

6

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removal activity at the Horizon mine. Adjusting for the over hour liability benefit effect on the operating lease expense, the year-over-year decrease in expenditure reflects the benefits from the buyout of operating leases in the second half of fiscal 2012 and in the six months ended September 30, 2012. The buyout of operating leases over the past year was primarily the result of the sale of contract-related assets to Canadian Natural (discussed in more detail in “Significant Business Events – Canadian Natural Contract”) and the sale of assets as part of our endeavor to right size our equipment fleet (as discussed in more detail in Significant Business Events – Right-Sizing our Equipment Fleet” in our interim MD&A for the three months ended June 30, 2012).

Depreciation increased $0.7 million for the three months ended September 30, 2012 reflecting increased demand for equipment we own partially offset by the elimination of depreciation on contract-related assets sold to Canadian Natural in the three months ended March 31, 2012.

Gross profit for the six months ended September 30, 2012 was $44.1 million, an increase of $4.1 million compared to the same period last year. As a percentage of revenue, gross profit margin increased to 10.0%, from 9.1% during the same period last year. The Heavy Construction and Mining segment profit fell $7.9 million from the prior year despite a return to profitable overburden removal activity under the amended Canadian Natural contract. Prior year revenue was recorded at zero margin at this site. A drop in volume and margin on mine support services and the deferral of projects across the oil sands led to the lower segment profits. The Commercial and Industrial Construction segment profit improved $11.3 million compared to the prior year, due to strong contributions from drilled and driven piling work on large projects in Northern Alberta along with profitable pipeline integrity work were an improvement over prior year contributions from pipeline construction activity and piling projects in Saskatchewan. Prior year segment results were affected by the negative impact from high precipitation levels on first quarter productivity.

Project costs, as a percentage of revenue, increased to 57.2% during the six months ended September 30, 2012, from 54.4% in the same period last year, an increase that is attributable to the significant year-over-year increase in the Commercial and Industrial Construction segment revenue, which requires a larger component of labour, material and subcontractor expenses. The Heavy Construction and Mining segment’s prior year high volume of equipment intensive mine support services activity was replaced by a similar current-year high volume of equipment intensive overburden removal activity.

Equipment costs represented 23.5% of revenue during the six months ended September 30, 2012, compared to 24.9% in the same period last year reflecting the drop in the mix of equipment intensive Heavy Construction and Mining segment activity and the reduction in fixed overhead and equipment ownership costs. Heavy equipment operating hours were lower, year-over-year, due to the reduced oil sands activity, resulting in $22.7 million in equipment costs that could not be recovered from projects during the six months ended September 30, 2012, compared to a $20.6 million equipment cost under recovery in the prior year. The severity of the current year under recovery was mitigated by the benefits gained from our business restructuring initiative.

Equipment operating lease expense was $22.0 million during the six months ended September 30, 2012 compared to $33.4 million in the same period last year. Operating lease expense in the current period also includes a $1.5 million benefit from the reduction in over hour liability requirements driven by lower operating hours on our larger sized leased equipment. The prior year expense included a $5.6 million benefit from reduced over hour liabilities, driven mainly by the suspension of overburden removal activity at the Horizon mine. Adjusting for the over hour liability benefit effect on the operating lease expense, the year-over-year decrease in expenditure reflects the benefits from the buyout of operating leases in the second half of fiscal 2012 and in the six months ended September 30, 2012.

Depreciation increased $1.0 million for the six months ended September 30, 2012 reflecting increased demand for equipment we own partially offset by the elimination of depreciation on contract-related assets sold to Canadian Natural in the three months ended March 31, 2012.

Operating income

For the three months ended September 30, 2012, we recorded operating income of $13.3 million or 6.5% of revenue, compared to operating income of $18.3 million or 7.5% of revenue during the three months ended September 30, 2011. G&A expenses of $10.6 million for the three months ended September 30, 2012 were $3.4 million lower than in the three months ended September 30, 2011. The current year G&A reflects the benefits from our business restructuring activities (discussed in more detail in Significant Business Events – Restructuring) and a $2.2 million reduction in short-term incentive program costs, partially offset by a $1.1 million increase in stock based compensation costs.

For the six months ended September 30, 2012, we recorded operating income of $13.5 million or 3.1% of revenue, compared to operating income of $12.6 million or 2.9% of revenue during the first six months last year. G&A expenses were $28.3 million for the six months ending September 30, 2012, an increase of $3.7 million from the prior year. The current year costs reflect a $0.1 million reduction in stock-based compensation liabilities compared to the $3.2 million prior year reduction in stock-based compensation liabilities, a net $3.1 million reduction in the benefit. Current year G&A also reflects the benefits from our business restructuring activities, initiated at the end of the first quarter of this year and a $1.4 million reduction in short-term incentive program costs. Partially offsetting these benefits in G&A was a $2.6 million restructuring charge and increased year-over-year support department costs in the first quarter, realized prior to the execution of our restructuring initiative.

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Net income (loss)

For the three months ended September 30, 2012, we recorded a net income of $3.7 million (basic and diluted income per share of $0.10), compared to a net income of $6.6 million (basic and diluted income per share of $0.18) for the three months ended September 30, 2011. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net income would have been $2.3 million (basic and diluted income per share of $0.06) for the three months ended September 30, 2012.

The non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts partially offset by unrealized gain on an embedded derivative of a long term customer contract. Excluding the non-cash items, net income would have been $7.9 million (basic and diluted income per share of $0.22) for the three months ended September 30, 2011.

For the six months ended September 30, 2012, we recorded a net loss of $1.4 million (basic and diluted loss per share of $0.04) compared to a net loss of $2.4 million (basic loss per share of $0.07) during the same period last year. The non-cash items affecting current-year results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss for the six months ended September 30, 2012 would have been $2.8 million (basic and diluted loss per share of $0.08).

The non-cash items affecting results for the same period last year included unrealized losses on embedded derivatives in certain long term supplier contracts partially offset by unrealized gain on an embedded derivative of a long term customer contract. Excluding the above items, the net loss for the six months ended September  30, 2011 would have been $1.3 million (basic loss per share of $0.04).

SEGMENT RESULTS

Heavy Construction and Mining

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Segment revenue	$116,582	$159,305	$(42,723)	$282,032	$322,696	$(40,664)
Segment profit	$10,370	$18,350	$(7,980)	$19,018	$26,873	$(7,855)
Segment margin	8.9%	11.5%		6.7%	8.3%

For the three months ended September 30, 2012, the Heavy Construction and Mining segment reported revenue of $116.6 million, down $42.7 million from the $159.3 million reported in the same period last year. Current year activity included a significant reduction in heavy civil, mine service and tailings pond management activities performed at the Jackpine and Muskeg River mines. In addition, year-over-year reclamation, heavy civil construction and overburden removal activity at the Millennium mine was deferred as they continue to reassess their mine plan design. Partially offsetting this reduction in activity was increased heavy civil construction activity at the Base Plant mine, where we continue to work on the mine’s Mildred Lake mine train relocation project, constructing the shear key foundation and mechanically stabilized earth (“MSE”) wall. The segment also benefited from increased site development activity compared to last year as we continue to support construction of the Joslyn mine and Dover SAGD facility, both of which were initiated in the second half of last year. Overburden removal activity increased at the Horizon mine site in the current period, reflecting a return to normal operations in the current year, compared to the suspension of overburden removal activity in the prior year due to a production facility fire.

For the six months ended September 30, 2012, the Heavy Construction and Mining segment reported revenue of $282.0 million, down $40.7 million from the $322.7 million reported in the same period last year. Current year activity included a significant reduction in heavy civil and mine service activities performed at the Jackpine and Muskeg River mines. Our volumes in the current period were further impacted by the completion of earthworks activity at the BlackGold SAGD project, customer delays in awarding reclamation and overburden removal work at the Millennium mine, year-over-year reductions in the demand for our tailings and environmental construction services in the oil sands and a reduction of earthworks activity at the Regina based CCRL3 refinery. Offsetting this reduction in activity was increased heavy civil construction activity at the Base Plant mine and Dover SAGD facility along with increased site development activity in support of the construction of the Joslyn mine and the development of the Dover facility. Overburden removal activity increased at the Horizon mine site in the current period, reflecting a return to normal operations compared to the prior year, where volumes were negatively affected by a three-week wildfire related site evacuation and subsequently from the suspension of overburden removal activity.

For the three months ended September 30, 2012, Heavy Construction and Mining segment profit decreased to $10.4 million from $18.4 million during the same period last year. The segment margin declined to 8.9%, compared to 11.5% during the three months ended September 30, 2011. Reduced oil sands activity caused lower cost recoveries from our larger sized heavy construction fleet resulting in $5.8 million in equipment cost under recovery during the three months ended September 30, 2102, compared to a $3.6 million equipment cost under recovery in the prior year. Reduced mine support volumes, performed at lower margins for customers across the oil sands, lower overburden removal volumes outside of the Horizon mine site and lower heavy civil construction activity performed at the Jackpine and Muskeg River mines were also contributing factors.

[3]	Consumers Co-operative Refinery Limited (CCRL) is a wholly owned subsidiary of Federal Co-operatives Limited.

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Partially offsetting these negative factors was a positive contribution from margin recorded on overburden removal activity at the Horizon mine, as a result of the March 27, 2012 amended agreement with Canadian Natural, compared to prior year activity recorded at zero margin (as discussed in the “Significant Business Events – Canadian Natural Contract” section of this MD&A) and site development work the Joslyn mine and the Dover SAGD facility.

For the six months ended September 30, 2012, Heavy Construction and Mining segment profit decreased to $19.0 million from $26.9 million during the same period last year. The segment margin declined to 6.7%, compared to 8.3% segment margin during the six months ended September 30, 2011. Segment profits were negatively affected by $19.2 million in equipment costs that could not be recovered from projects during the six months ended September 30, 2012, compared to a $17.0 million equipment cost under recovery last year. The segment benefited from increased Horizon mine overburden removal volumes, at amended contract margins, compared to zero margin volumes last year, and new site development contributions from the Joslyn mine and the Dover SAGD facility. Heavy civil construction contributions from work performed at Base Plant mine and the Dover SAGD facility could not offset the year-over-year drop in contribution from similar type work at the Jackpine and Muskeg River mines and the lower profit from a drop in mine support service volumes across the oil sands.

Commercial and Industrial Construction

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Segment revenue	$87,609	$86,081	$1,528	$158,081	$116,713	$41,368
Segment profit	$16,958	$15,902	$1,056	$27,434	$16,094	$11,340
Segment margin	19.4%	18.5%		17.4%	13.8%

For the three months ended September 30, 2012, the Commercial and Industrial Construction segment reported revenue of $87.6 million, up $1.5 million from the $86.1 million reported in the same period last year. This increase reflects a high level of drilled and driven pile activity in Northern Alberta where the segment is performing work at Surmont SAGD project and partnered with the Heavy Construction and Mining segment on heavy civil construction awards at Base Plant mine and Voyageur upgrader project. Contributing to the current year revenue was strong international sales of manufactured screw piles, structural steel construction activity at the Mt. Milligan project in Northern British Columbia and the entry of the segment into the pipeline integrity industry. The strong segment revenue was partially offset by a year-over-year drop in mid and large diameter pipeline construction, as the segment is only performing summer clean-up work on projects substantially completed in the prior year. Piling related activity in Saskatchewan was also down, as resources in that region have been reallocated to support the high volume of activity in Northern Alberta.

For the six months ended September 30, 2012, the Commercial and Industrial Construction segment reported revenue of $158.1 million, up $41.4 million from the $116.7 million reported in the same period last year. This increase reflects a high level of drilled and driven pile activity in Northern Alberta and strong international sales of manufactured screw piles. Contributing to the year-over-year revenue improvement was the structural steel construction activity at the Mt. Milligan project and the segment’s entry into the pipeline integrity industry. The sharp year-over-year improvement in piling activity also reflects a return to normal operating conditions in the current period, compared to the extreme weather conditions of the previous year, which caused schedule and project disruptions.

For the three months ended September 30, 2012, Commercial and Industrial Construction segment profit increased to $17.0 million from $15.9 million during the same period last year. The segment margin improved to 19.4%, compared to 18.5% segment margin during the three months ended September 30, 2011. Strong contributions from Northern Alberta drilled and driven pile volumes helped to replace the prior year contributions from two large Saskatchewan projects. In addition, profitable pipeline integrity activity in the current period helped to offset the higher volume of profit contribution from pipeline construction activity in the prior year. Unsigned change orders, where revenue was only recognized to the extent of costs incurred on the Mt. Milligan project negatively affected segment profit for the three months ended September 30, 2012.

For the six months ended September 30, 2012, Commercial and Industrial Construction segment profit increased to $27.4 million from $16.1 million during the same period last year. The segment margin improved to 17.4%, compared to 13.8% segment margin during the six months ended September 30, 2011. The year-over-year growth in segment profit was driven by the contribution from strong volumes of drilled and driven pile activity in Northern Alberta, strong international sales of manufactured screw piles and the contribution from the entry into the pipeline integrity industry. Segment margins benefitted from improved productivity over the prior year which was hampered by abnormally high levels of precipitation. Unsigned change orders on the Mt. Milligan project and $1.2 million in equipment costs that could not be recovered from jobs negatively affected segment profit for the six months ended September 30, 2012. The prior year segment profit benefitted from the large volume of mid and large diameter pipeline construction but was negatively affected by $0.7 million in equipment cost under recovery.

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NON-OPERATING INCOME AND EXPENSE

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$5,133	$5,133	$–	$10,266	$10,266	$–
Interest on credit facilities	1,919	1,805	114	3,909	3,267	642
Interest on capital lease obligations	198	116	82	384	254	130
Amortization of deferred financing costs	407	379	28	808	812	(4)
	$7,657	$7,433	$224	$15,367	$14,599	$768
Other interest	564	115	449	600	326	274
Total interest expense	$8,221	$7,548	$673	$15,967	$14,925	$1,042
Foreign exchange loss (gain)	8	21	(13)	116	(64)	180
Unrealized (gain) loss on derivative financial instruments	(1,896)	1,769	(3,665)	(1,918)	1,432	(3,350)
Income tax expense (benefit)	3,210	2,326	884	729	(1,284)	2,013

Interest expense

Total interest expense increased $0.7 million and $1.0 million in the three and six months ended September 30, 2012 respectively compared to the corresponding periods in the prior year. At September 30, 2012, we had $74.7 million outstanding under the credit facilities, compared to the $113.5 million outstanding under the credit facilities as at September 30, 2011. However, higher three and six month weighted average interest rates of 7.5% and 7.4%, respectively, for the current year compared to 6.0% for the same periods last year more than offset the impact of lower bank indebtedness this year. A detailed discussion on our Series 1 Debentures and our credit facilities can be found under “Liquidity and Capital Resources”.

Foreign exchange gain

The foreign exchange losses recognized in the three and six months ended September 30, 2012 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of parts inventory. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

Unrealized (gain) loss on derivative financial instruments

For the three and six months ended September 30, 2012, the unrealized gain on derivative financial instruments reflects changes in the value of embedded derivatives in a maintenance agreement on certain long-term supplier contracts. For the same periods last year, the unrealized loss on derivative financial instruments reflected changes in the value of embedded derivatives in the supplier contracts along with changes in the value of embedded derivative in a long-term customer contract. The embedded derivative in the long-term customer contract was removed as part of the execution of the amended contract with Canadian Natural, discussed in more detail in “Significant Business Events – Canadian Natural Contract”. The realized and unrealized (gain) loss on derivative financial instruments, for the three and six months ended September 30, 2012 and 2011, respectively, are detailed in the table, below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Customer contract embedded derivative (gain)	$–	$(987)	$987	$–	$(1,242)	$1,242
Supplier contracts embedded derivatives (gain) loss	(1,896)	2,756	(4,652)	(1,918)	2,674	(4,592)
	$(1,896)	$1,769	$(3,665)	$(1,918)	$1,432	$(3,350)

Income tax expense (benefit)

For the three months ended September 30, 2012, we recorded a current income tax benefit of $0.3 million and a deferred income tax expense of $3.5 million for a net income tax expense of $3.2 million. This compares to a combined income tax expense of $2.3 million for the same period last year.

For the six months ended September 30, 2012, we recorded a current income tax expense of $0.2 million and a deferred income tax expense of $0.6 million for a net income tax expense of $0.7 million. This compares to a combined income tax benefit of $1.3 million for the same period last year.

Income tax expense as a percentage of income before income taxes for the three and six months ended September 30, 2012 differs from the statutory rate of 25.13% primarily due to the effect of permanent tax differences and prior year current tax

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adjustments. Income tax benefit as a percentage of income before income taxes for the three and six months ended September 30, 2011 differs from the statutory rate of 26.25% primarily due to the effects of permanent differences, changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008.

BACKLOG

Backlog is a measure of the amount of secured work we have outstanding and as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. The mix amongst these contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three and six months ended September 30, 2012, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $37.3 million and $80.3 million, respectively, compared to $70.4 million and $152.5 million for the same corresponding prior year periods.

Our estimated backlog by segment and contract type as at September 30, 2012, June 30, 2012, March 31, 2012 and September 30, 2011 was:

(dollars in thousands)	September 30, 2012	June 30, 2012	March 31, 2012	September 30, 2011
By Segment
Heavy Construction and Mining	$452,129	$514,481	$633,187	$639,175
Commerical and Industrial Construction	94,836	90,437	100,391	103,132
Total	$546,965	$604,918	$733,578	$742,307

By Contract Type
Unit-Price	$168,647	$207,714	$291,192	$698,425
Lump-Sum	57,604	48,987	11,396	28,998
Time-and-Material, Cost-Plus	320,714	348,217	430,990	14,884
Total	$546,965	$604,918	$733,578	$742,307

Our long-term overburden removal contract at the Horizon mine represented approximately $281.7 million of the September 30, 2012 backlog compared to $324.0 million reported for the three months ended June 30, 2012, $417.8 million for the year ended March 31, 2012 and $498.3 million for the three months ended September 30, 2011. The change in the value of the backlog on this contract from June 30, 2012 reflects work performed under the contract and change orders executed by the customer during the current quarter that reduced the scope of equipment maintenance related activity required under the amended contract. The transfer of equipment assets recorded in the three months ended March 31, 2012 reduced the amount of fleet management, inventory management and maintenance services required to support the fleet through the balance of the contract and backlog values were adjusted accordingly. The contract amendment, signed on March 27, 2012, changed the contract type reported for this contract to “cost-plus” from “unit-price”.

We expect that approximately $376.1 million of total backlog will be performed and realized in the 12 months ending September 30, 2013.¿

CLAIMS AND CHANGE ORDERS

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three and six months ended September 30, 2012, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had $4.1 million and $6.0 million respectively in claims revenue recognized to the extent of additional costs incurred while the Commercial and Industrial Construction segment had $1.8 million and $6.5 million respectively in claims revenue recognized to the extent of additional costs incurred. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs incurred.

As at September 30, 2012, we had $24.6 million of unresolved claims and change orders recorded on our balance sheet. These consisted of $4.6 million and $20.0 million, respectively, for the Heavy Construction and Mining and Commercial and Industrial Construction segments. This compares to $23.4 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2012, consisting of $1.7 million and $21.7 million, respectively, for the Heavy Construction and Mining and Commercial and Industrial Construction segments. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	the timing of equipment maintenance and repairs;

•	claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

For a full discussion on the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the fiscal year ended March 31, 2012.

The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
	Fiscal 2013		Fiscal 2012				Fiscal 2011
Revenue	$204.2	$235.9	$282.5	$284.6	$245.4	$194.0	$174.5	$265.1
Gross profit (loss)	25.9	18.2	0.9	20.0	33.4	6.6	(17.4)	30.8
Operating income (loss)	13.3	0.2	(15.8)	2.8	18.3	(5.7)	(35.5)	11.3
Net income (loss)	$3.7	$(5.1)	$(16.9)	$(1.9)	$6.6	$(9.0)	$(30.5)	$3.7
Net income (loss) per share information - basic‡	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10
Net income (loss) per share information - diluted‡	$0.10	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10
‡	Income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

Contributing to the variations in our recent quarterly financial results was the significant swings in the Heavy Construction and Mining segment’s overburden removal volumes at the Horizon mine:

•

In the three months ended September 30, 2010, overburden removal volumes were still ramping up from the temporary 2009 winter shutdown of the Horizon mine project while the customer prepared for operations start-up;

•	In the six months ended March 31, 2011, overburden removal volumes returned to normal; and

•

In the three months ended June 30, 2011 volumes were negatively affected by wildfires in the region and an unrelated production facility fire. We were issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.

In addition to the swings in volume for this customer, we recorded a $42.5 million revenue writedown on the Canadian Natural contract, which negatively affected results for the three months ended March 31, 2011. During contract negotiations with Canadian Natural, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.

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SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	September 30, 2012	March 31, 2012	Change
Cash	$3,825	$1,400	$2,425
Current assets (excluding cash)	257,016	323,723	(66,707)
Current liabilities	(214,242)	(254,573)	40,331
Net working capital	$46,599	$70,550	$(23,951)
Intangible assets	12,165	12,866	(701)
Property, plant and equipment	339,693	312,775	26,918
Total assets	708,375	749,993	(41,618)
Capital lease obligations (including current portion)	(44,453)	(10,701)	(33,752)
Total long term financial liabilities ‡	(310,822)	(313,871)	3,049
‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At September 30, 2012, net working capital (current assets minus current liabilities) was $46.6 million, down $24.0 million from March 31, 2012, primarily due to the $19.4 million reclassification of term facility liability from long term to current.

The cash balance at September 30, 2012 was $3.8 million, up $2.4 million from March 31, 2012, reflecting positive cash generated from operations and net proceeds of asset sales, offset by capital expenditure, a reduction in borrowings through the credit facilities, scheduled and one-time repayments of term facilities and scheduled repayment of capital lease obligations.

Current assets excluding cash, decreased $66.7 million between March 31, 2012 and September 30, 2012, largely due to the collection of prior quarter revenues and the receipt of the proceeds for the sale to Canadian Natural of contract-related assets, as discussed in more detail in “Significant Business Events – Canadian Natural Contract”.

Current liabilities decreased by $40.3 million between March 31, 2012 and September 30, 2012, primarily reflecting a $10.3 million interest payment on our Series 1 Debentures and a $55.1 million decrease in accounts payable, which included the settlement of lease buyouts associated with the sale to Canadian Natural of certain contract related equipment. Partially offsetting the decrease in current liabilities was the $19.4 million increase to the current portion of term facilities. Equipment purchases of $2.8 million, which are scheduled to be paid after September 30, 2012, are included in accounts payable as of September 30, 2012.

Property, plant and equipment net book value at September 30, 2012 increased by $26.9 million compared to March 31, 2012. This reflects the equipment purchase of $25.4 million during the current period and an increase in equipment of $29.9 million due to the refinancing of operating leases to capital, offset by equipment disposal of $7.5 million (net book value) and depreciation of $18.7 million.

Capital lease obligations increased by $33.8 million between March 31, 2012 and September 30, 2012 largely due to the refinancing of equipment from operating to capital leases.

Total long-term financial liabilities decreased by $3.0 million between March 31, 2012 and September 30, 2012 as a result of a reduction in borrowing under our revolving credit facility, scheduled and one-time repayment of our term facilities, the lower share price impact on the value of stock-based compensation liabilities and a decrease in the long term liability portion of our derivative financial instruments, partly offset by an increase in long term capital lease obligations.

A detailed discussion on our term facilities and revolving credit facility can be found in “Liquidity and Capital Resources – Credit facilities”, below.

SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS

We acquire our property, plant and equipment (“PP&E”) in three ways: capital expenditures, capital leases and operating leases. In addition, we acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.

We define our capital requirements as either:

•

sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•

growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

13

A summary of cash changes to PP&E and intangible assets by nature and by period is shown in the table below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
New PP&E - capital expenditures
Sustaining	$3,680	$3,478	$202	$10,489	$6,371	$4,118
Growth	55	5,564	(5,509)	4,716	9,377	(4,661)
Subtotal	$3,735	$9,042	$(5,307)	$15,205	$15,748	$(543)
New intangible assets - capital expenditures
Sustaining	$452	$34	$418	$900	$166	$734
Growth	774	747	27	1,024	1,417	(393)
Subtotal	$1,226	$781	$445	$1,924	$1,583	$341
Total new additions to capital assets	$4,961	$9,823	$(4,862)	$17,129	$17,331	$(202)
Items affecting cash additions to capital assets:
Equipment buyouts	$799	$–	$799	$3,587	$–	$3,587
Change in non-cash working capital	8,436	3,815	4,621	964	(1,153)	2,117
Cash outflow on additions to PP&E and intangible assets	$14,196	$13,638	$558	$21,680	$16,178	$5,502
Capital asset disposal
Proceeds on disposal of PP&E	$2,099	$46	$2,053	$7,111	$78	$7,033
Proceeds on disposal of assets held for sale	1,504	550	954	1,660	550	1,110
Cash inflow for proceeds on disposal of capital assets	$3,603	$596	$3,007	$8,771	$628	$8,143
Net change in cash related to capital assets	$(10,593)	$(13,042)	$2,449	$(12,909)	$(15,550)	$2,641

Equipment lease buyout activity in the current periods only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions.

Proceeds on the disposal of PP&E for the three and six months ended September 30, 2012 and 2011, respectively, only includes the proceeds specific to the assets we owned.

A summary of non-cash changes to PP&E assets by nature and by period is shown in the table below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
PP&E – Capital leases additions
Sustaining	$27,950	$–	$27,950	$28,582	$–	$28,582
Growth	8,177	–	8,177	8,177	386	7,791
Subtotal	$36,127	$–	$36,127	$36,759	$386	$36,373
PP&E – Operating leases additions
Sustaining	$–	$–	$–	$–	$–	$–
Growth	–	–	–	–	–	–
Subtotal	$–	$–	$–	$–	$–	$–
Total non-cash capital additions	$36,127	$–	$36,127	$36,759	$386	$36,373

The increase in sustaining capital lease additions to PP&E for the three and six months ended September 30, 2012 compared to the same periods last year reflects the recording of $27.8 million of capital lease equipment assets related to our refinanced heavy equipment leases, discussed in more detail in “Significant Business Events – Refinancing of Operating Leases”.

The increase in growth capital lease additions to PP&E for the three months and six months ended September 30, 2012, compared to the same periods last year, reflects the reflects additions to our equipment fleet to support the increased drilled and driven piling activity in the Commercial and Industrial Construction segment.

Our consolidated sustaining and growth capital additions are reflected in the table, below:

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Total sustaining capital additions	$32,082	$3,512	$28,570	$39,971	$6,537	$33,434
Total growth capital additions	9,006	6,311	2,695	13,917	11,180	2,737
Total capital additions	$41,088	$9,823	$31,265	$53,888	$17,717	$36,171

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SUMMARY OF CONSOLIDATED CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
(dollars in thousands)	2012	2011	Change	2012	2011	Change
Cash provided by (used in) operating activities	$27,656	$(25,949)	$53,605	$20,663	$(23,969)	$44,632
Cash used in investing activities	(10,593)	(13,042)	2,449	(10,739)	(15,550)	4,811
Cash (used in) provided by financing activities	(13,261)	38,474	(51,735)	(7,467)	39,249	(46,716)
Increase (decrease) in cash and cash equivalents	$3,802	$(517)	$4,319	$2,457	$(270)	$2,727
Effect of exchange rate on changes in cash	(68)	107	(175)	(32)	96	(128)
Net increase (decrease) in cash and cash equivalents	$3,734	$(410)	$4,144	$2,425	$(174)	$2,599

Operating activities

Cash provided by operating activities for the three months ended September 30, 2012 was $27.7 million, compared to an outflow of $25.9 million for the three months ended September 30, 2011. The increased cash flow from operations is largely a result of positive net change in non-cash working capital of $10.1 million in the current period as compared to negative non-cash working capital during the prior period of $47.9 million. The increased cash provided by non-cash working capital in the current quarter is primarily due to a substantial reduction in the unbilled revenue balance.

Cash provided by operating activities for the six months ended September 30, 2012 was $20.7 million, compared to cash outflow of $24.0 million for the six months ended September 30, 2011. In the current six month period, the positive cash from non-cash working capital is largely due to the settlement of the Canadian Natural sale of contract-related assets, as discussed in more detail in “Significant Business Events – Canadian Natural Contract”.

Investing activities

Cash used in investing activities for the three months ended September 30, 2012 was $10.6 million, compared to an outflow of $13.0 million for the same period a year ago. Current period investing activities included an outflow of $14.2 million for the purchase of property, plant and equipment and intangible assets, offset by cash inflows of $3.6 million in proceeds on the disposal of property, plant and equipment and assets held for sale. Cash used in investing activities for the three months ended September 30, 2011 of $13.0 million included purchase of property, plant and equipment and intangible assets of $13.6 million offset by proceeds on disposal of property, plant and equipment and assets held for sale of $0.6 million.

Cash used in investing activities for the six months ended September 30, 2012 was $10.7 million, a decrease of $4.8 million from the outflow for the same period last year. Current period investing activities included purchase of property, plant and equipment and intangible assets of $21.7 million, offset by $2.2 million in cash proceeds from the wind-up of an unconsolidated joint venture and proceeds on the disposal of property, plant and equipment and assets held for sale of $8.8 million. Cash used in investing activities for the same period in the prior year of $15.6 million included purchase of property, plant and equipment and intangible assets of $16.2 million offset by proceeds on disposal of property, plant and equipment and assets held for sale of $0.6 million.

Financing activities

Cash used in financing activities during the three months ended September 30, 2012 was $13.3 million as a result of a scheduled $2.5 million principal repayment on our term facilities, an additional $8.7 million payment against the Term B Facility on September 28, 2012 from the net proceeds of asset sales executed in the three months ended June 30, 2012 and a $1.6 million repayment of capital lease obligations. Cash provided by financing activities for the three month period ended September 30, 2011 was $38.5 million, resulting from an increase in borrowings under the credit facilities to support working capital growth offset by scheduled repayments of our term facilities and our capital lease obligations.

Cash used in financing activities during the six months ended September 30, 2012 was $7.5 million as a result of an net increase in borrowing from the credit facilities of $9.7 million partially offset by a scheduled $5.0 million principal repayment on our Term Facilities, an additional $8.7 million paid on the Term B Facility and a $3.0 million repayment of capital lease obligations. Cash provided by financing activities for the six month period ended September 30, 2011 was $39.2 million, resulting from an increase in borrowings under the credit facilities offset by scheduled repayments of our Term Facilities and capital lease obligations.

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C. OUTLOOK

We anticipate a continuation of strong activity in the Commercial and Industrial Construction segment during the third quarter of fiscal 2013 to partially offset lower work volumes expected in the Heavy Construction and Mining segment.¿

In the Heavy Construction and Mining segment, we will continue with the construction of the shear key foundation at on the Mildred Lake mine relocation project through the remainder of the fiscal year while the construction of the MSE wall on this project will be completed in the third quarter of fiscal 2013. At the Millennium mine, tailings-related work, including mature fine tailings (“MFT”) work, ditching and limestone projects, are expected to ramp up in the third quarter, with reclamation projects providing added volumes in the fourth quarter of fiscal 2013. We expect site development activity at the Joslyn mine may ramp up late in the third quarter and provide steady activity through to the end of the fiscal year. We do not expect to perform any significant volumes of work at the Jackpine and Muskeg River mines in the near future.

Recent announcements made by oil sands producers have indicated that demand for external mine support services may continue to be weaker than normal due to project delays, deferrals and insourcing. As a result, our visibility for these services remains low. Demand for reclamation, together with activity on mine expansion projects and the continuation of overburden removal activity at the Horizon mine, is expected to partially offset these impacts.¿

In our Commercial and Industrial Construction segment, Piling demand remains strong with sound industry fundamentals and a large project backlog supporting our expectation of continued high activity levels in fiscal 2013, subject to suitable winter weather conditions. We expect work at the Mt. Milligan project in Northern British Columbia will remain steady through to the end of December. Tank services activity is expected to provide steady activity levels in the third quarter of fiscal 2013 before entering the normal seasonal slowdown during the winter months¿

Overall, we expect that the impact of lower activity levels will be mostly offset by the cost reduction benefits realized from the new initiatives and the increased focus on performance, efficiency and risk management.¿

D. LEGAL AND LABOUR MATTERS

LAWS AND REGULATIONS AND ENVIRONMENTAL MATTERS

Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual MD&A for a complete discussion on this topic.

EMPLOYEES AND LABOUR RELATIONS

As of September 30, 2012, we had over 600 salaried employees and approximately 1,700 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,500 employees to approximately 3,000 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. Subcontractors perform an estimated 8% to 10% of the construction work we undertake. As of September 30, 2012, approximately 1,500 employees are members of various unions and work under collective bargaining agreements.

The majority of our work is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as a federal agreement with CLAC for Pipeline maintenance work. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. The provincial collective agreement between the IUOE Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expires February 28, 2013.

We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.

E. RESOURCES AND SYSTEMS

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of non-voting Common Shares. As at September 30, 2012, there were 36,251,006 voting Common Shares outstanding (36,251,006 as at March 31, 2012). We had no non-voting Common Shares outstanding on any of the foregoing dates.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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LIQUIDITY AND CAPITAL RESOURCES

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. We supplemented our cash requirements during the three and six months ended September 30, 2012 through drawings from our Revolving Facility. As of September 30, 2012, there were outstanding borrowings of $30.0 million and issued and undrawn letters of credit of $5.1 million under the $85.0 million Revolving Facility and outstanding borrowings of $44.7 million ($58.4 million at March 31, 2012) under the Term Facilities.

Liquidity requirements

Our primary uses of cash are for capital maintenance and asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced, as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (59%), leased (31%) and rented equipment (10%). Approximately 44% of our leased fleet value is specific to the long-term overburden removal contract with Canadian Natural. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

In past years we have required between $50.0 million and $70.0 million annually for sustaining capital expenditures and our total capital requirements have typically ranged from $60.0 million to $130.0 million depending on our growth capital requirements. As discussed in more detail in “Change to our Business Strategy – Right-Sizing our Fleet and Reduced Capital Spend” in our interim MD&A for the three months ended June 30, 2012, we have identified pieces of under-utilized equipment in our fleet that we intend to sell which will allow us to right-size our fleet to match our customer demand. In addition, we have reduced our planned capital spend to focus only on replacing essential equipment and performing required capitalized maintenance. We anticipate our capital spending for fiscal 2013 to be in the range of $40.0 to $60.0 million.¿

In addition, we have typically financed approximately 20% to 30% of our total capital requirements through our operating and capital lease facilities and the remainder from cash flow from operations. With the reduction in planned capital spend in fiscal 2013 we do not anticipate financing more than 20% of our total capital equipment requirement through operating and capital lease facilities. We believe our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of asset disposals will be sufficient to meet our current capital requirements.¿

Working capital fluctuations effect on cash

As at September 30, 2012, we had $20.6 million in trade receivables that were more than 30 days past due compared to $19.1 million as at March 31, 2012. We have currently provided an allowance for doubtful accounts related to our trade receivables of $0.2 million ($0.2 million at March 31, 2012). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling business.

As of September 30, 2012, an amount of $17.3 million ($18.3 million at March 31, 2012) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred. As at September 30, 2012, we had $24.6 million of unresolved claims and change-orders recorded on our balance sheet ($23.4 million as at March 31, 2012). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

17

defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at September 30, 2012, holdbacks totaled $34.3 million, up from $32.1 million as at March 31, 2012. Holdbacks represent 23.9% of our total accounts receivable as at September 30, 2012 (15.0% as at March 31, 2012).

Cash requirements

As at September 30, 2012, our cash balance of $3.8 million was $2.4 million higher than our cash balance at March 31, 2012. We anticipate that we will generate a net cash surplus from operations for the year ended March 31, 2013. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.¿

Credit facilities

Our credit agreement provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility.

On September 30, 2011, we entered into a Second Amending Agreement to the credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.

On March 27, 2012, we entered into a Third Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provided relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.

On September 28, 2012, we entered into a Fourth Amending Agreement to the credit agreement to extend the maturity date of the credit agreement by one year to October 31, 2014. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. However, terms were added requiring that net proceeds from future asset sales and divestitures, including net proceeds from asset sales disclosed in our first quarter filings, will be used to pay down the Term B Facility by April 30, 2013. Following repayment of the Term B Facility, 50 per cent of net proceeds from any subsequent asset sales will be used to reduce the existing Term A Facility, with the remainder available for working capital. Under the terms of the amended agreement we will be able to increase our capital leasing capacity from $30.0 million to $75.0 million, supporting our planned fiscal 2013 conversion of up to $50.0 million of existing operating leases into capital leases. This amendment will be accompanied by restrictions on net capital expenditures that can be made by us through the term of the agreement.

The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. We applied an additional $8.7 million against the Term B Facility on September 28, 2012 from the net proceeds of asset sales executed in the three months ended June 30, 2012. Advances under the Revolving Facility may be repaid from time to time at our option. Outstanding aggregate borrowing on our two Term Facilities was $44.7 million as of September 30, 2012.

For a full discussion on the changes to our credit agreement, please see “Significant Business Events – Amending Agreement to our Fourth Amended and Restated Credit Agreement” in this MD&A. Additional information on our credit agreement can also be found in “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2012.

Borrowing activity under the Revolving Facility

As at September 30, 2012, our unused borrowing availability under the Revolving Facility was $49.9 million ($70.4 million as at March 31, 2012).

i.	Cash drawn under the revolving facility: During the three and six months ended September 30, 2012, we used our Revolving Facility to finance our working capital requirements. At September 30, 2012, we had $30.0 million of borrowings outstanding on our Revolving Facility compared to $20.3 million at March 31, 2012. For the three and six

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

18

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months ended September 30, 2012, the weighted average amount of our borrowing on the Revolving Facility was $40.0 million with a weighted average interest rate of 8.0% and $36.4 million with a weighted average interest rate of 8.0%, respectively. The weighted average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three and six month periods. The maximum end of month balance for any single month during the three and six months ended September 30, 2012 was $45.0 million and $55.0 million, respectively.

ii.	Letters of credit drawn under the revolving facility: As of September 30, 2012, we had issued $5.1 million ($15.0 million at March 31, 2012) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at September 30, 2012, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements.

9.125% Series 1 Debentures

For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March 31, 2012.

CAPITAL COMMITMENTS

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The refinancing of $29.9 million of operating leases is reflected in the changes to contractual commitments reported under “Capital leases (including interest)” and “Equipment and building operating leases” for the three months ended September 30, 2012 compared to the contractual commitments reported in the same categories in our annual MD&A for the year ended March 31, 2012. For a full discussion on the lease refinancing please see “Significant Business Events – Refinancing of Operating Leases”.

The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of September 30, 2012.

	Payments due by fiscal year
(dollars in thousands)	Total	2013	2014	2015	2016	2017 and after
Series 1 Debentures	$225,000	$–	$–	$–	$–	$225,000
Term facilities	44,746	5,000	26,292	13,454	–	–
Revolving facility	30,000	–	–	30,000	–	–
Capital leases (including interest)	49,139	7,342	12,918	11,806	10,972	6,101
Equipment and building operating leases	75,831	18,167	30,886	18,985	5,589	2,204
Supplier contracts	34,073	8,807	22,484	2,782	–	–
Total contractual obligations	$458,789	$39,316	$92,580	$77,027	$16,561	$233,305

Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

DEBT RATINGS

No changes have occurred to our debt ratings for the three months ended September 30, 2012.

For a full discussion on our Debt Ratings please see “Liquidity and Capital Resources – Debt Ratings” in our annual MD&A for the fiscal year ended March 31, 2012.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of September 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the September 30, 2012 such disclosure controls and procedures were effective.

19

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934, as amended and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of September 30, 2012, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of September 30, 2012, our internal control over financial reporting is effective.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the three and six months ended September 30, 2012.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

There have been no recently adopted accounting pronouncements during the three and six months ended September 30, 2012, as compared to the recently issued accounting pronouncements described in our most recent Annual Report on Form 40-F, that are of significance, or of potential significance to us.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Intangibles—Goodwill and Other

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides companies with the option to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If the company concludes that it is more likely than not that the asset is impaired, it is required to determine the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying value in accordance with current accounting standards. If the Company concludes otherwise, no further quantitative assessment is required. ASU 2012-02 is effective for our annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, although early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

F. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	The expectation that operating lease and depreciation costs related to the Canadian Natural contract will be approximately $10.0 million to $12.0 million lower in fiscal 2013 than in the previous year, and the anticipation of an equivalent reduction in contract revenue to reflect our lower costs.

(b)	The expectation that approximately $376.3 million of total backlog will be performed and realized in the 12 months ending September 30, 2013.

(c)	The expectation that a continuation of strong activity in the Commercial and Industrial Construction segment during the third quarter will partially offset lower work volumes expected in the Heavy Construction and Mining segment.

(d)	The expectation that we will continue with the construction of the shear key foundation at the Mildred Lake mine relocation project through the remainder of the fiscal year.

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NOA

(e)	The expectation that we will complete construction of the MSE wall at the mine relocation project in the third quarter of fiscal 2013.

(f)	The expectation that tailings-related work and ditching and limestone projects at the Millennium mine will ramp up in the third quarter of fiscal 2013 with reclamation projects providing added volumes in the fourth quarter of fiscal 2013.

(g)	The expectation that site development at the Joslyn mine may ramp up late in the third quarter of fiscal 2013 and provide steady activity through to the end of the fiscal year.

(h)	That we do not expect to perform any significant volumes of work at the Jackpine and Muskeg River mines in the near future.

(i)	The expectation that demand for reclamation, together with activity on mine expansion projects and the continuation of overburden removal activity at the Horizon mine, will partially offset the impact of weaker demand for external mine support services.

(j)	The expectation that there will be continued high activity levels in our Commercial and Industrial Construction segment in fiscal 2013, subject to suitable winter weather conditions.

(k)	The expectation that work at the Mt. Milligan project will remain steady through to the end of December.

(l)	The expectation that tank services activity will provide steady activity levels in the third quarter before entering the normal seasonal slowdown during the winter months.

(m)	The expectation that the impact of lower activity levels will be mostly offset by the cost reduction benefits realized from the new initiatives and the increased focus on performance, efficiency and risk management.

(n)	Our intention to sell certain pieces of under-utilized equipment in our fleet.

(o)	The expectation that our capital spending for fiscal 2013 to be in the range of $40.0 to $60.0 million.

(p)	The expectation that we will not need to finance more than 20% of our total capital equipment requirement through operating and capital lease facilities.

(q)	The expectation that our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of asset disposals will be sufficient to meet our current capital requirements.

(r)	The expectation that we will generate a net cash surplus from operations for the year ended March 31, 2013.

(s)	The expectation that if we require additional funding, any such funding requirements would be satisfied by the funds available from our credit facilities.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended March 31, 2012 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

ASSUMPTIONS

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	Our ability to implement and benefit from our business restructuring initiatives;

•	The buyout of the Canadian Natural contract fleet occurring as anticipated;

•	Our new strategic initiatives and increased focus on performance, efficiency and risk management leading to benefits including a reduction in costs;

•	Our being able to dispose of identified pieces of under-utilized equipment;

•	Our intended reduction in our fleet size leading to a right-size fleet that matches our customer demand;

•	The demand for our service offerings remains strong;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

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•	Our ability to benefit from recurring services revenue and projected development revenue tied to the operational activities of the oil sands;

•	Our ability to negotiate a favourable settlement of all outstanding contract claims;

•

Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•

Our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At September 30, 2012, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At September 30, 2012, we held $74.7 million of floating rate debt pertaining to our credit facilities within our credit agreement (March 31, 2012 – $78.8 million). As at September 30, 2012, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.7 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at September 30, 2012.

G. GENERAL MATTERS

ADDITIONAL INFORMATION

Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016—Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.

Additional information relating to us, including our Annual Information Form dated March 31 2012, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Martin Ferron, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 31, 2012

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended September 30, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 31, 2012

/s/ David Blackley
Chief Financial Officer